SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. )*
Revelstone Capital Acquisition Corp.
(Name of Issuer)
Class A common stock, par value $0.0001 per share
(Title of Class of Securities)
76137R205**
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
** The CUSIP number set forth herein is the CUSIP number for the issuer’s units. Each unit consists of one share of Class A common stock and one-half of one warrant to purchase a share of Class A common stock.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CaaS Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,300,000*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,300,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,300,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%

12.	TYPE OF REPORTING PERSON

IA
* Including 1,300,000 shares of Class A common stock contained in the Issuer’s units, and does not include 650,000 Class A common stock issuable upon the exercise of warrants contained in the units that are not exercisable within 60 days.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CaaS Capital Management GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,300,000*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,300,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,300,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%

12.	TYPE OF REPORTING PERSON

OO
* Including 1,300,000 shares of Class A common stock contained in the Issuer’s units, and does not include 650,000 Class A common stock issuable upon the exercise of warrants contained in the units that are not exercisable within 60 days.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Siufu Fu

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,300,000*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,300,000*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,300,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%

12.	TYPE OF REPORTING PERSON

IN
* Including 1,300,000 shares of Class A common stock contained in the Issuer’s units, and does not include 650,000 Class A common stock issuable upon the exercise of warrants contained in the units that are not exercisable within 60 days.

Item 1(a).	Name of Issuer:
Revelstone Capital Acquisition Corp. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
14350 Myford Road, Irvine, CA 92606
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•	CaaS Capital Management LP,

•	CaaS Capital Management GP LLC, and

•	Siufu Fu.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address for each of the Reporting Persons is 800 Third Avenue, 26th Floor, New York, NY 10022.
Item 2(c).	Citizenship:
CaaS Capital Management LP is a Delaware limited partnership. CaaS Capital Management GP LLC is a Delaware limited liability company. Siufu Fu is a citizen of Hong Kong.
Item 2(d).	Title of Class of Securities:
Class A common stock, par value $0.0001 per share (the “Class A Shares”)
Item 2(e).	CUSIP Number:
76137R205. The CUSIP number set forth herein is the CUSIP number for the Issuer’s units. Initially, each of the Class A Shares and warrants to purchase Class A Shares will trade as a unit.
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[x]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.
(a)	Amount beneficially owned:
As of December 31, 2021, CaaS Capital Management LP beneficially owned 1,300,000 Class A Shares, which includes 1,300,000 Class A Shares contained in the Issuer’s units, but does not include 650,000 Class A Shares issuable upon the exercise of warrants contained in the units that are not exercisable within 60 days.
CaaS Capital Management GP LLC, as the general partner of CaaS Capital Management LP, may be deemed to have beneficially owned the 1,300,000 Class A Shares beneficially owned by CaaS Capital Management LP.
Siufu Fu, as the Managing Member of CaaS Capital Management GP LLC, may be deemed to have beneficially owned the 1,300,000 Class A Shares beneficially owned by CaaS Capital Management GP LLC.
(b)	Percent of Class:
The following percentage is based on 15,000,000 Class A Shares outstanding as of December 20, 2021, as disclosed in the Issuer’s Prospectus on Form 424(b)(4) (Registration No. 333-261352) filed with the Securities and Exchange Commission on December 20, 2021.
As of December 31, 2022, the Reporting Persons may be deemed to have beneficially owned approximately 8.7% of the outstanding Class A Shares.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Class A Shares:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote of Class A Shares:
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of Class A Shares:
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of Class A Shares:
See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: March 21, 2022
CaaS Capital Management LP* By: CaaS Capital Management GP LLC, its General Partner

By:	/s/ Siufu Fu
Siufu Fu,
Managing Member

CaaS Capital Management GP LLC *

By:	/s/ Siufu Fu
Siufu Fu,
Managing Member

/s/ Siufu Fu
SIUFU FU*

*The Reporting Persons disclaim beneficial ownership in the Class A common stock reported herein except to the extent of their pecuniary interest therein.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A common stock of Revelstone Capital Acquisition Corp. dated as of March 21, 2022, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.
Dated: March 21, 2022
CaaS Capital Management LP By: CaaS Capital Management GP LLC, its General Partner

By:	/s/ Siufu Fu
Siufu Fu,
Managing Member

CaaS Capital Management GP LLC

By:	/s/ Siufu Fu
Siufu Fu,
Managing Member

/s/ Siufu Fu
SIUFU FU